FORM N-8F/A

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above)

☒	MERGER

☐	LIQUIDATION

☐	ABANDONMENT OF REGISTRATION

(Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of Status as a BUSINESS DEVELOPMENT COMPANY

(Note: Business Development Companies answer ONLY questions 1 through 10 on this form and complete verification at the end of the form.)

2.	Name of fund: Ivy Funds

3.	Securities and Exchange Commission File No.: 811-1028

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kristen Richards

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

7.	Name, Address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Kristen Richards

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Ivy Investment Management Company

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

Advantus Capital Management, Inc.

400 Robert Street North

St. Paul, Minnesota 55101

BlackRock Financial Management, Inc.

100 Bellevue Parkway

Willmington, Delaware 19809

Henderson Investment Management Ltd.

4 Broadgate Avenue

London, England EC2M 2DA

Mackenzie Financial Corporation

180 Queen Street West

Toronto, Ontario, Canada M5V 3K1

Mackenzie Cundill Investment Management Ltd.

1055 West Georgia Street, Ste. 2150, Royal Centre

Vancouver, British Columbia V6E 3R5

Templeton Investment Counsel LLC

500 East Broward Boulevard

Fort Lauderdale, Florida 33394

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Ivy Funds Distributor, Inc.

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

August 27, 2008

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

December 4, 2009

If No, explain:

II.	DISTRIBUTIONS TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

April 1, 2010

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)    List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

Ivy Balanced Fund: $815.43

Ivy Bond Fund: $633.27

Ivy Cundill Global Value Fund: $2,385.19

Ivy Dividend Opportunities Fund: $1,152.03

Ivy European Opportunities Fund: $2,022.50

Ivy Global Bond Fund: $184.95

Ivy Global Natural Resources Fund: $30,243.99

Ivy International Balanced Fund: $1,589.02

Ivy International Core Equity Fund: $1,563.77

Ivy International Growth Fund: $1,048.79

Ivy Managed European/Pacific Fund: $276.84

Ivy Managed International Opportunities Fund: $575.55

Ivy Mortgage Securities Fund: $1,246.83

Ivy Pacific Opportunities Fund: $2,276.06

Ivy Real Estate Securities Fund: $1,817.99

Ivy Small Cap Value Fund: $721.32

Ivy Value Fund: $294.54

Total: $48,848.07

(ii)	Accounting expenses:

Ivy Balanced Fund: $180.55

Ivy Bond Fund: $98.56

Ivy Cundill Global Value Fund: $256.55

Ivy Dividend Opportunities Fund: $166.16

Ivy European Opportunities Fund: $188.19

Ivy Global Bond Fund: $39.59

Ivy Global Natural Resources Fund: $2,113.36

Ivy International Balanced Fund: $176.11

Ivy International Core Equity Fund: $189.90

Ivy International Growth Fund: $113.06

Ivy Managed European/Pacific Fund: $32.36

Ivy Managed International Opportunities Fund: $74.17

Ivy Mortgage Securities Fund: $145.28

Ivy Pacific Opportunities Fund: $220.85

Ivy Real Estate Securities Fund: $178.91

Ivy Small Cap Value Fund: $102.68

Ivy Value Fund: $35.75

Total: $4,312.03

(iii)	Other expenses (list and identify separately):

Proxy expenses:

Ivy Balanced Fund: $22,159.42

Ivy Bond Fund: $28,944.35

Ivy Cundill Global Value Fund: $134,438.86

Ivy Dividend Opportunities Fund: $56,834.63

Ivy European Opportunities Fund: $118,822.11

Ivy Global Bond Fund: $6,895.10

Ivy Global Natural Resources Fund: $1,275,604.42

Ivy International Balanced Fund: $63,557.89

Ivy International Core Equity Fund: $86,104.41

Ivy International Growth Fund: $49,108.83

Ivy Managed European/Pacific Fund: $24,341.22

Ivy Managed International Opportunities Fund: $35,672.78

Ivy Mortgage Securities Fund: $60,094.36

Ivy Pacific Opportunities Fund: $143,728.31

Ivy Real Estate Securities Fund: $118,410.64

Ivy Small Cap Value Fund: $55,421.87

Ivy Value Fund: $24,298.33

Total Other Expenses: $2,304,437.53

(iv)	Total expenses (sum of lines (i) - (iii) above): $2,357,597.63

(b)	How were these expenses allocated?

The expenses have been allocated based on either net assets or number of accounts:

22(a)(i): allocated based on net assets;

22(a)(ii): allocated based on net assets; and

22(a)(iii): allocated based on net assets and number of accounts.

(c)	Who paid these expenses?

The expenses are being paid by the Funds (the applicant and the surviving funds are the same group of Funds).

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

26. (a)	State the name of the fund surviving the Merger:

Ivy Funds (changing the state of organization from Massachusetts to Delaware)

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-6569

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

CIK: 883622

1933 Act: 33-45961

1940 Act: 811-6569

Form: DEF14A

Date Filed: November 18, 2008

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F/A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Ivy Funds, (ii) she is a Vice President and Assistant Secretary of Ivy Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of her knowledge, information and belief.

Dated: July 23, 2010	/S/ KRISTEN A. RICHARDS
Kristen A. Richards
Vice President, Associate General
Counsel and Assistant Secretary